2,335,000 SHARES

                       NEWSTAR MEDIA INC.

                          COMMON STOCK

     This Prospectus relates to 2,335,000 shares of common stock of NewStar Media Inc., formerly known as Dove Entertainment, Inc. and Dove Audio, Inc. 950,000 shares are currently issued and outstanding, and 1,385,000 shares are issuable by us upon the exercise of warrants. All of these shares may be sold from time to time by the shareholders holding the shares. We will not receive any proceeds from the sale of the shares. However, we will receive proceeds upon the exercise of any of the warrants, except in certain cases if such warrants are exercised pursuant to the "net" or cashless exercise provisions in such warrants.

     Our common stock is listed on the Nasdaq SmallCap Market under the trading symbol "NWST." On March 9, 2000, the closing bid price of the common stock as reported on the Nasdaq
SmallCap Market was $1 per share.

     This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

     The selling shareholders may sell the shares from time to time on terms to be determined at the time of sale. Each selling shareholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares.

                          March 9, 2000

                       PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus and the documents incorporated by reference carefully before you decide to purchase our shares of common stock being offered by this prospectus. You should also carefully consider the information provided in this prospectus under the heading "Risk Factors." Significant additional information may be found in our reports on forms 10-K and 10-Q that are incorporated herein by reference.

     NewStar Media Inc., formerly known as Dove Entertainment, Inc. and Dove Audio, Inc., commenced business in 1985 as one of the pioneers of the audio book industry and has become one of the leading independent producers (i.e., unaffiliated with any single book publisher) of audio books in the United States.

     Through Dove Audio, our audio division, we have produced and distributed an average of approximately 100 to 120 new audio titles annually since our inception and have built a library of over 1,400 audio titles currently offered for sale. We also publish printed books through our NewStar Publishing division. Through Dove Four Point, Inc. and NewStar Television Inc. we engage in the production and development of television programming. In 1995, we formed Dove International, Inc., now known as NewStar Worldwide Inc., which is engaged in the distribution of feature films and television programming.

     We were incorporated in California in 1985. Our principal executive offices are located at 8955 Beverly Boulevard, Los
Angeles, California 90048.  Our telephone number is (310) 786-
1600.

     The shares being offered were or will be issued upon the exercise of warrants. We are registering those shares to allow their resale by the selling shareholder.

                          RISK FACTORS

     Prospective investors should consider carefully the following factors, as well as all of the other information set forth or incorporated by reference in this Prospectus, in evaluating an investment in the shares.

We have incurred losses and may be unable to achieve profitability. We also have experienced significant negative cash flows.

     We had a net loss of $4,936,000 for the fiscal year ended December 31, 1998, a net loss of $16,570,000 for the fiscal year ended December 31, 1997 and a net loss of $6,673,000 for the fiscal year ended December 31, 1996. Our expenses can be expected to increase. Accordingly, for us to be profitable, there must be at least corresponding increases in revenues from operations. We cannot assure you that we will achieve revenue growth or that our operations will be profitable.

     On November 12, 1997, we entered into an agreement with The Chase Manhattan Bank ("Chase Bank") providing us with an $8,000,000 loan facility for working capital purposes. In May 1998, the loan facility was increased to $10,000,000 with the other terms of the original agreement remaining substantially the same. The loan facility is secured by substantially all of our assets. The loan facility runs for three years until November 4, 2000.

     We were not in compliance with certain of the financial compliance tests at December 31, 1998, March 31, 1999 and June 30, 1999 and requested waivers from Chase Bank. As of August 16, 1999, we received such waivers and we entered into amendments and waivers to the loan facility with Chase Bank.

     As a result of such amendments and waivers, we were in compliance with the aforementioned financial compliance tests.
On January 28, 1999, Chase Bank and we were notified by one of the guarantors that there would be no approvals for guarantees of further extensions of credit under the Chase Loan. In connection with the drafting of certain amendments and waivers to the Chase Loan, we reached agreement with the guarantor for an extension and modification of the guarantee agreement to provide for a revised guarantee of $2,000,000.

     At September 30, 1999, we had borrowed $8,300,000 against the facility and had $17,000,000 of available funds for borrowing. In addition, Chase Bank had provided a letter of credit for $287,000 in respect of certain litigation.

     We have experienced significant negative cash flows from operations, including $10,659,000 and $8,691,000 for the years ended December 31, 1998 and December 31, 1997, respectively, and $5,844,000 for the nine months ended September 30, 1999. These negative cash flows have resulted from, among other things, losses from operations, use of working capital for expansion of audio and printed book publishing, development of our Http://www.AudioUniverse.com website, development of television programming and the acquisition of theatrical motion picture product. The Company currently is experiencing a severe shortage of working capital. In the event that additional funding is not obtained in the near future, the Company may not be able to continue operations.

     To the extent we obtain financing through sales of equity securities, any such issuance of equity securities would result in dilution to the interests of our shareholders. Additionally, to the extent that we incur indebtedness or issue debt securities in connection with any acquisition or otherwise, we will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. If we receive funding through a sale or sales of assets, those assets will no longer be available to the Company and its shareholders. Any proceeds from a sale of assets would be used to pay down the Company's loan facility. There is no assurance that the Company would be able to reborrow such funds.

From time to time, we must fund our television production activities and publishing and television operations in advance of receipt of revenues.

     Our television production activities can affect our capital needs in that the revenues from the initial licensing of television programming may be less than the associated production costs. Our ability to cover the production costs of particular programming is dependent upon the availability, timing and the amount of fees obtained from distributors and other third parties, including revenues from foreign or ancillary markets where available. In any event, from time to time we are required to fund at least a portion of our production costs, pending receipt of programming revenues, out of our working capital. Although our strategy generally is not to commence principal photography without first obtaining commitments which cover all or substantially all of the budgeted production costs, from time to time we may commence principal photography without having obtained commitments equal to or in excess of such costs. In these circumstances, we will be required to fund at least a portion of production and distribution costs, pending receipt of anticipated future revenues, from working capital, from additional debt or equity financings from outside sources or from other financing arrangements, including bank financing. We cannot assure you that any such additional financing will be available on acceptable terms. If we are unable to obtain financing, we may be required to reduce or curtail certain operations.

     In order to obtain rights to certain properties for our publishing and television operations, we may be required to make advance cash payments to sources of such properties, including book authors and publishers. While we generally attempt to minimize the magnitude of such payments and to obtain advance commitments to offset such payments, we are not always able to do so and there is no assurance we will be able to do so in the future.

Our common stock could be delisted from the Nasdaq SmallCap
Market.

     Although our common stock currently trades on the Nasdaq SmallCap Market, we cannot assure you that our common stock will continue to be traded on that market. On October 13, 1998, we were notified by Nasdaq that our common stock will continue to be listed on The Nasdaq SmallCap Market via an exception from the net tangible assets requirement. Although we were not in compliance with the net tangible assets requirement as of March 31, 1998, we were granted a temporary exception from this standard subject to meeting certain conditions. In addition to complying with all continued listing requirements, (1) on or before November 16, 1998, we were required to make a public filing containing a September 30, 1998 balance sheet, with pro forma adjustments for any significant transactions or events occurring on or before the filing date, evidencing at least $2,700,000 in net tangible assets; and (2) on or before January 11, 1999, we were required to achieve a bid price for our common stock of at least $1.00 per share and maintain such a bid price for a minimum of ten consecutive trading days. On December 7, 1998, Nasdaq notified us that we satisfied both conditions.

     On March 10, 1999, we were notified by Nasdaq that we failed to satisfy Marketplace Rule 4310(c)(4) for continued listing of our common stock on the Nasdaq SmallCap Market by failing to maintain a closing bid price greater than or equal to $1.00. Nasdaq informed us that no delisting action with respect to the bid price deficiency was to be initiated at the time of such notification. Instead, Nasdaq provided us ninety calendar days from the date of the notification in which to regain compliance with the minimum bid price requirement. We were to be deemed in compliance if at anytime within ninety calendar days from March 9, 1999, the shares of our stock had a closing bid price of at least $1.00 or more for a minimum of ten consecutive trading days. Our shares had a closing bid price of at least $1.00 for ten consecutive trading days during that period.

     On April 19, 1999, Nasdaq informed us that Nasdaq had determined that we were not in compliance with the net tangible assets/market capitalization/net income requirements pursuant to NASD Marketplace Rule 4310(c)(2). Also on that date, Nasdaq sent separate correspondence to us in which Nasdaq noted that we had received a "going concern" opinion from our independent auditor, and expressed concern that, in light thereof, we may not be able to sustain compliance with Nasdaq's continued listing requirements. Nasdaq requested information from us by May 5, 1999 about our proposal for achieving compliance with Marketplace Rule 4310(c)(2) and a timeline for resolution of the items that led to the "going concern" opinion. On May 5, 1999, we submitted our response to Nasdaq. Nasdaq did not take any further action after May 5, 1999 with respect to its April 19, 1999 notification.

     On September 23, 1999, Nasdaq informed us that our common stock failed to maintain a minimum bid price greater than or equal to $1.00 over the last thirty consecutive trading days, as required under Marketplace Rule 4310(c)(4). We were provided ninety calendar days, or until December 23, 1999, to regain compliance with the minimum bid price requirement of Rule 4310(c)(4). If at any time before December 23, 1999, the bid price of the Company's shares was equal to or greater than $1.00 for a minimum of ten consecutive trading days the staff of Nasdaq would determine if compliance with the requirement had been achieved. We were unable to demonstrate compliance with the requirement on or before December 23, 1999, but requested a hearing before the Nasdaq panel. Pending the hearing the delisting was stayed.

     Subsequently, we received another notification from Nasdaq that we were not in compliance with the net tangible assets/market capitalization/net income requirements pursuant to NASD Market Place Rule 4310(c)(2).

     On February 3, 2000 we appeared at a hearing before the Nasdaq panel. Since then we have had further conversations with Nasdaq and are providing additional information required by the panel. We have not received a decision.

     If at some future date our securities should cease to be listed on the Nasdaq SmallCap Market, they may continue to be traded on the OTC - Bulletin Board. If our common stock is delisted from the Nasdaq SmallCap Market, it would likely be more difficult to buy or sell the common stock or to obtain timely and accurate quotations to buy or sell. In addition, the delisting process could result in a decline in the trading market for our common stock which could depress stock price, among other consequences. We cannot assure you that at any time we will be able to satisfy all of the conditions for continued listing on the Nasdaq SmallCap Market.

Our television operations entail significant risks.

     We fund operating expenses of our television operations, even at the development stage. Television programming in development may not be produced or sold. In addition, series programming ordered by a network or syndicator may be canceled. Also, there is a substantial risk that our television projects will not be successful, resulting in costs not being recouped and anticipated profits not being realized.

The publishing, television and film industries are highly speculative and involve a substantial degree of risk.

     The markets for our products are subject to rapidly changing consumer preferences, resulting in short product life cycles and frequent introduction of new products, many of which are unsuccessful. We fund the development of our television and publishing projects. If there is no or low demand for a television project, audio or published book or film, we may expend significant funds to develop such product without corresponding revenues. That could adversely affect our future operations. Our success will be largely dependent on our ability to anticipate and respond to factors affecting the entertainment industry, including the introduction of new market entrants, demographic trends, general economic conditions, particularly as they affect available discretionary income levels, and discount pricing and promotion strategies by competitors. We may not be able to anticipate and respond to changing consumer tastes and preferences. There is a substantial risk that our projects will not be successful, resulting in costs not being recouped and anticipated profits not being realized.

We are dependent on a limited number of projects.

     Our business is dependent on our ability to acquire or develop rights to exploit new audio, book, television and film properties that will have broad market appeal. The majority of our revenues have come from a small percentage of our projects. The loss of a major project in any period or the failure or less-than-expected performance of a major product in any period could have an adverse effect on our results of operation and financial condition.

The returns we experience and the price concessions and allowances we grant in our publishing business could adversely affect our business.

     In accordance with industry practice, substantially all of our sales of audio and printed book products are and will continue to be subject to return by distributors and retailers if not resold to the public. We have experienced significant returns. These returns have been much greater than the average in the book or audio book industry. We may experience returns of our audio and printed book products in excess of our historical returns. Although we make allowances and reserves for returned products, significant increases in return rates could materially and adversely impact our results of operations or financial condition. In addition, we make price concessions or allowances or grant credits to distributors or retailers in order to minimize returns, and such concessions and allowances may adversely affect our operating results. Certain of our revenues are derived from sales at discount prices of excess inventory of books, including returned book products, effected through warehouse, outlet and other stores. Revenues from these sales typically have not exceeded our per-unit costs. The availability of product at discount prices also may have the effect of reducing sales of full-price books, and, therefore, could adversely affect our results of operation and financial condition.

Potential claims for defamation, violation of right of privacy and other claims could adversely affect our business.

     One of the risks of our publishing and television business is legal claims for defamation, violation of right of publicity or privacy and other liability claims. Because of the controversial nature of some of our publications, the risk of liability claims may be greater for us compared to publishers in general. We maintain liability insurance which we believe is adequate to protect our assets. However, damages assessed against us for existing and future claims may exceed the limits of insurance coverage. Adequate insurance, on terms we believe are commercially reasonable, may not be available in the future. In addition, the potential negative publicity that could arise from a liability claim could have a material adverse effect on us, even if we were ultimately to prevail in the defense of the claim.

Our publishing business is dependent upon shelf space at and distribution through major outlet chains.

     The level of our sales of books and audio books through major outlets depends significantly on shelf space allocated to such products. We may not be able to maintain current levels of shelf space or distribution in major outlet chains or in other distribution outlets (including, increasingly, distribution channels over the internet). Loss of any of these retail outlets as a distribution channel or loss of a significant amount of shelf space would have a material adverse effect on our results of operation and financial condition. We may not be able to distribute our television product to television outlets to which we have distributed in the past and/or alternate outlets may not be available in the future. Loss of any television outlets would have a material adverse effect on our results of operation and financial condition.

Competition is intense within the publishing, television and motion picture industries and between each of these industries and other entertainment media.

     We are in competition with major television companies and film studios, major publishing houses, other audio book companies and numerous smaller companies. We compete with these companies for sales and for the services of performing artists, other creative and technical personnel and creative material. Many major publishing houses have established audio book operations and we anticipate increased competition in the future from major record companies. We also anticipate increased competition from internet based spoken word and audiobook companies that provide distribution via downloading. Many of the entities against which we compete have substantially greater financial, personnel, technological, marketing, managerial and other resources and have well-established reputations in the publishing, television and film industries. We may not be able to successfully compete.
The cost of obtaining publishing rights from popular authors is escalating and, in many cases, obtaining such rights is beyond our capital resources. We expect this trend to continue. As a result, it may become more difficult to acquire rights to "blockbuster" works by authors with past successes. Such ability may limit the opportunities available to us to publish the works of such authors in audio format. In addition, increased competition within the publishing industry could result in greater price competition in the sale of books and audio books. Reductions in prices of books and audio books, would adversely affect our results of operations and financial condition.

The variability of our quarterly results could adversely affect our stock price.

     Our operating revenues, cash flow and net earnings (losses) historically have fluctuated significantly from quarter to quarter, depending in large part on the delivery or availability dates of our programs and product and the amount of related costs incurred and amortized in the period. For example, the demand for audio books is seasonal, with the majority of shipments taking place in the third and fourth quarters of the year. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of a fiscal year may not be indicative of results that may be expected for the entire fiscal year. Such fluctuations may adversely affect the market price of our common stock.

Inadequate reserves or writedowns with respect to our publishing and entertainment business could adversely affect our business.

     We recognize revenues from the sale of audio and printed books, including the licensing of audio and printed book rights to third parties, net of estimated returns and allowances, upon shipment of the product or upon availability of the rights pursuant to our licensing arrangements. To allow for returns, we establish a reserve against revenues from audio and printed book sales, the magnitude of which is based on management's estimate of returns. Our future reported revenues will be negatively impacted if the actual returns exceed our established reserves. Actual returns may exceed our reserves.

     Audio and printed book inventory is valued at the lower of cost or market using estimated average cost, determined using the first-in, first-out method. Under generally accepted accounting principles, if our reserve for excess inventory is not adequate at any time, we will be required to write down audio and printed book inventory, which will increase cost of sales. Any such write-downs would have an adverse impact on our operating results. Excess inventory may arise as a result of, among other things, customer returns. The extent of any write-downs will depend on, among other things, the quantity of actual returns received and the level of production and sales activity and the state and volatility of the remainder market. We establish reserves against such write-downs based on past experience with similar products. Our reserve for excess inventory may not be adequate and additional write-downs may be necessary. Film costs, which include development, production and acquisition costs of television programming and feature films, are capitalized and amortized, and participations and royalties are accrued, in accordance with the individual film forecast method in the proportion that current quarter's revenue bears to the estimated total revenues from all sources. These costs are stated at the lower of unamortized costs or estimated realizable value on an individual film basis. Revenue forecasts for films are periodically reviewed by management, and our results of operations may be adversely affected as a result of a write-down of carrying value of particular films in the event management's estimate of ultimate revenues is materially decreased. We may incur write-downs of our film and television operations in the future and such write-downs would have an adverse impact on operating results.

We are dependent on our ability to hire qualified personnel and authors.

     As we grow, we will need to hire additional qualified personnel. Competition for qualified personnel is intense, and the loss of key employees or inability to hire and retain additional qualified personnel would have a material adverse effect on us. In addition, the success of our audio and printed books is in large part dependent upon readers and authors. We do not have long-term contractual arrangements with our readers and authors.

Management controls a significant percentage of our stock.

     As of February 1, 2000, Media Equities International, LLC beneficially owned approximately 7,642,042 shares of our common stock, approximately 27.5% taking into account conversion or exercise of preferred stock and warrants held by Media Equities International, LLC. This number includes 6,218,000 shares underlying warrants, which do not have voting rights until the warrants are exercised, and shares issuable upon conversion of preferred stock, which currently have voting rights. Media Equities International, LLC is controlled by Terrence A. Elkes, Kenneth F. Gorman, Ronald Lightstone, Bruce Maggin and John T. Healy.

     Mr. Elkes is Chairman of the Board of Directors and Chief
Executive Officer of our company. Mr. Gorman is Vice-Chairman of our company. Messrs. Healy, Maggin and Lightstone are directors.

     As of February 1, 2000, Mr. Elkes, through a limited partnership, owned approximately 4,426,515 shares of our common stock, which is approximately 20.5% of the outstanding common stock, not including shares owned by Media Equities International, LLC. As of February 1, 2000, Mr. Gorman, through a limited partnership, owned approximately 4,476,514 shares of our common stock, which is approximately 20.5% of the outstanding common stock, not including shares owned by Media Equities International, LLC. As of January 1, 2000, Mr. Lightstone owned approximately 1 million shares of our common stock, which is approximately 5% of the outstanding common stock, not including shares owned by Media Equities International, LLC, but including shares granted to him under his employment agreement with us that have not yet vested.

     Accordingly, Media Equities International, LLC and/or
Terrence Elkes and/or Kenneth Gorman and/or Ronald Lightstone will continue to be in a position to exercise significant control over our general affairs, including the ability to elect directors, increase the authorized capital of our company, dissolve, merge, or sell the assets of our company and generally direct the affairs of our company.

The provisions of our Articles of Incorporation may inhibit a change in control.

     Our Articles of Incorporation authorize the issuance of up to 2,000,000 shares of preferred stock with designations, rights and preferences determined by its Board of Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights preferential to the rights of the shareholders of the common stock. The Board of Directors has designated 214,113 shares as Series A Preferred Stock, 5,000 shares as Series B Preferred Stock, 5,000 shares as Series C Preferred Stock, 400,000 shares of Series D Preferred Stock and 1,500 shares as Series E Preferred Stock. We could use preferred stock as a method of discouraging, delaying, or preventing a change in control of our company.

We have outstanding a significant number of options and warrants.

     As of February 1, 2000, there were outstanding options granted under our Stock Incentive Plans to purchase an aggregate of 1,989,000 shares of common stock, at exercise prices ranging from $0.50 to $6.00 per share, warrants to purchase an aggregate of 4,664,013 shares of common stock at exercise prices ranging from $0.50 to $12.00 per share, 4,000 shares of Series B Preferred Stock which are convertible into an aggregate of 2,000,000 shares of common stock, 1,920 shares of Series C Preferred Stock which are convertible into an aggregate of 960,000 shares of common stock and 214,113 shares of Series D Preferred Stock which is convertible into an aggregate of 258,000 shares of common stock. There are also approximately 1,300 shares of Series E Preferred Stock held in escrow which are convertible into common stock only upon release from escrow. To the extent that outstanding options or warrants are exercised or shares of preferred stock are converted, the interests of our shareholders immediately prior to such exercise or conversion will be diluted.

We are subject to legal proceedings and claims that could have a material adverse effect on our business.

     We are involved in numerous litigation and arbitration matters. These matters cost us substantial amounts in legal fees and divert the attention of management and employees from productive activities. In addition, if the outcome of litigation or arbitration proceedings is decided against us, we may incur significant monetary liability.

     Below is a brief explanation of significant litigation and arbitration proceedings. In addition to these proceedings, we are a party to various other legal proceedings and claims incidental to our business.

     We are a defendant in a case entitled Steven A. Stern and Steven A. Stern as assignee of the claims of Sharmhill Productions (BC), Inc., a bankrupt company v. Dove Audio, Inc. et. al. (British Columbia Supreme Court, Vancouver Registry No. C930935). The plaintiff claims that he was fraudulently induced to enter into an agreement relating to the film "Morning Glory". He is seeking in excess of $4.5 million in damages. We believe that we have good and meritorious defenses to the action. Nevertheless, we may not prevail in the action.

     In March 1996, we were served with a complaint in an action entitled Alexandra D. Datig v. Dove Audio, et al. (Los Angeles Superior Court Case No. BC145501). The action was brought by a contributor to, and relates to, the book "You'll Never Make Love In This Town Again." The Datig complaint sought in excess of a million dollars in monetary damages. In October 1996, we obtained a judgment of dismissal of the entire action, which judgment also awarded us our attorney's fees and costs in defending the matter. Ms. Datig, appealed the judgment. On July 15, 1999, the Court of Appeal of the State of California Second Appellate District Division 3 issued its opinion on plaintiff's appeal from judgment in the matter, which opinion was modified on August 13, 1999. The appeals court reversed the judgment and remanded the proceedings to the trial court. While we believe that we have good and meritorious defenses to the claims in the action at the trial court level, there is no assurance that we will prevail in the action.

     In June 1997, we were served with a complaint in an action entitled Michael Bass v. Penguin USA Inc., et al. (New York Superior Court Case No. 97-111143). The complaint alleged among other things that the book "You'll Never Make Love In This Town Again" defamed Mr. Bass and violated his rights of publicity under New York statutes. The complaint sought damages of $70,000,000 for defamation and $20,000,000 for violation of the New York right of publicity statutes and an injunction taking the book out of circulation and prohibiting the use of Mr. Bass' name. The action in New York was voluntarily stayed after Mr. Bass filed a similar action in the State of California entitled Michael Bass v. Penguin USA et. al. (California Superior Court Case No. SC049191) seeking essentially the same damages. The action in California was dismissed with prejudice on July 6, 1998. However, there is no assurance that the plaintiff will not appeal the dismissal, or in the event of such an appeal, that we will prevail.

     In August 1997, Michael Viner and Deborah Raffin Viner, former principals, commenced an arbitration against us seeking specific performance of, and alleging breach of, a termination agreement to which they and we are a party, and claimed damages in excess of $165,000 and additional reimbursements allegedly due for other items. We filed our own claims against the former principals. On July 17, 1998, the arbitrator ruled in favor of us on some issues and in favor of the former principals on other issues, resulting in a net recovery by the former principals of approximately $30,000. The arbitrator also confirmed an earlier ruling that a provision of the termination agreement prohibiting the former principals from competing with us in the audio book business for a period of four years from June 10, 1997 is valid and enforceable, and enjoined and restrained the former principals from engaging in the audio book business during that period. On November 20, 1998, the Los Angeles County Superior Court confirmed the arbitrator's award. The former principals have appealed the court's order confirming this award.

     On September 28, 1998, the former principals commenced an arbitration against us, alleging breach of, and seeking specific performance of, the termination agreement. In December 1998, the former principals asserted that they were entitled to rescission of the termination agreement for material failure of consideration, or, in the alternative, unspecified damages against us. In a decision dated March 31, 1999, the arbitrator determined that the former principals may not rescind the termination agreement on the grounds presented to the arbitrator. The arbitrator issued a subsequent decision dated November 19, 1999, which he thereafter corrected and amended and purported to later clarify, in which he determined that a provision of the termination agreement prohibiting the former principals from hiring, soliciting, encouraging the departure of, or engaging or seeking to employ authors under contract to us or included in our catalogs is void and unenforceable. The arbitrator also determined that the former principals had the discretion to elect to receive payments under the termination agreement in cash, rather than preferred stock. The former principals have sought to have the Los Angeles Superior Court confirm the clarified, corrected and amended award. While we believe that we have good and meritorious grounds to have the clarified, corrected and amended award vacated, we may not prevail.

     On June 1, 1999, a complaint entitled Michael Viner and Deborah Raffin v. NewStar Media Inc. (BC 211240) was filed in Los Angeles Superior Court. The plaintiffs allege violation of the Lanham Act, statutory and common law unfair competition and false advertising, and seek damages in an amount according to proof, punitive damages, and preliminary and permanent injunctive relief. On August 4, 1999 we removed the action to the United States District Court for the Central District of California Western Division (Case No. 99-07970 CBM (SHx)). While we believe that we have good and meritorious defenses to the claims in the action, there is no assurance that we will prevail in the action.

     On March 1, 2000, a complaint entitled Michael Viner and Deborah Raffin Viner v. NewStar Media Inc. (BC 225685) was filed in Los Angeles Superior Court. The plaintiffs allege that they are entitled to indemnity for the arbitration proceedings that MEI commenced against the former principals in the second quarter of 1999. While we believe that we have good and meritorious defenses to the claims in the action, there is no assurance that we will prevail in the action.

     In December of 1997, we were served with a complaint in an action entitled Gerald J. Leider v. Dove Entertainment, Inc., f.k.a. Dove Audio, Inc. (Los Angeles Superior Court Case No. BC 183056). Mr. Leider is a former Chairman of the Board and consultant to our company and sought damages of approximately $287,000 for breach of contract and $60,000 for unpaid consulting fees. Mr. Leider also sought a declaration that we must comply with certain purported stock option agreements and for an order for inspection and copying of certain of our records and an award of expenses related thereto. On April 21, 1998, Mr. Leider obtained a writ of attachment for approximately $287,000 in respect of his claims, for which we substituted an undertaking for the amount of attachment. We have settled this action.

     On July 6, 1998, a first amended complaint in the action entitled Mattken Corp. and Gerald J. Leider v. NewStar Media, Inc. was filed in the Los Angeles County Superior Court (BC 191736). The plaintiffs alleged breach of contract arising out of a purported agreement between Mr. Leider and us in connection with executive producer services on the motion picture "Morning Glory", and a purported sales agency agreement between Mattken Corp. and us. Plaintiffs were seeking in excess of $350,000. We have settled this action.

     On July 10, 1998 an action entitled Palisades Pictures LLC, Nothing to Lose Productions Inc., CUB Films, Mark Severini, Eric Bross and Jeff Dowd v. Dove International, Inc., Dove Audio, Inc. and NewStar Media, Inc. was filed in Los Angeles County Superior Court (BC 194069). Plaintiffs alleged breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, interference with prospective economic advantage and promissory estoppel, arising out of an alleged distribution agreement pursuant to which Dove International, Inc. was to have
distributed the motion picture "Nothing to Lose."   Plaintiffs
were seeking damages in excess of $1,000,000, plus punitive and exemplary damages. On August 30, 1999, the plaintiffs dismissed the action without prejudice for the purpose of settlement discussions, and the defendants entered into a tolling agreement so that the plaintiffs could refile the action if the matter is not settled. We cannot assure you that we will be able to settle the matter, or if the matter is not settled, that we will prevail in the action.

     In February 1999, we were served with a complaint in an action entitled Norton Herrick v. NewStar Media Inc., Michael Viner and Deborah Raffin Viner (Los Angeles Superior Court Case No. SC055421). The action was brought by one of the shareholders who opted out of the settlement of our class action lawsuits.
The complaint alleges fraud, negligent misrepresentation, violation of sections 25400 and 25401 of the California Corporations Code and breach of fiduciary duty, and seeks recovery of in excess of $1,000,000 plus exemplary and punitive damages. We have settled this action.

                         USE OF PROCEEDS

     We will use the proceeds received from the exercise of any warrants for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of the shares pursuant to this prospectus.

                      SELLING SHAREHOLDERS

     The following table sets forth the selling shareholders and certain information as of September 12, 1996, other than the information regarding Norton Herrick, Michael Herrick, Howard Herrick and Evan Herrick which is as of February 1, 2000. It is unknown if, when, or in what amounts a selling shareholder may offer shares for sale.

     None of the selling shareholders has held any position or office or held any other material relationship with us or any of our affiliates within the past three years, other than Whale Securities Co., L.P. and Joseph Stevens & Company, L.P., Mr. Sidney Sheldon, and Mr. Brian Levenberg. Whale Securities Co., L.P. and Joseph Stevens & Company, L.P. placed certain securities sold by us and had certain rights to nominate a director or attendee of meetings of our Board of Directors. Mr. Sidney Sheldon served as a director of our company from its founding in 1985 until 1995. Mr. Brian Levenberg served as the Acting Chief Financial Officer until February 1996 and controller until May 1996.

     The shares covered by this prospectus may be sold from time to time so long as this prospectus remains in effect; provided, however, that the selling shareholder is first required to contact our Corporate Secretary to confirm that this prospectus is in effect.

                     SELLING SHAREHOLDER LIST
               BENEFICIAL OWNERSHIP OF COMMON STOCK

            Investor                               Before       Offered <1>
                                                  Offering <1>
James D. Cavanaugh                                    12,500      12,500
Alan G. Ghynoweth                                      6,250       6,250
William Dunn and Vita Wong                            50,000      50,000
Robert H. Greenblatt                                  62,500      62,500
F. Roy MacKintosh                                      6,250       6,250
John McKinney                                         25,000      25,000
Pequot Endowment Fund, L.P.<2>                       125,000     125,000
Harish H. Shah                                        12,500      12,500
Michael L. Snow                                       12,500      12,500
Wayne Ranches Profit Sharing                          12,500      12,500
Boris and Marianne Yanovsky                           62,500      62,500
Brent Cali                                             6,250       6,250
Mary Ann Connelly                                     12,500      12,500
Neil W. and Nita R. Freeman                           12,500      12,500
Roy Furman                                            25,000      25,000
Ben Schwartz                                          12,500      12,500
Eric H. Paulson                                       12,500      12,500
Sidney Sheldon, Trustee of the Sidney and            636,913 <3>  25,000 <3>
Alexandria Sheldon Revocable Trust, dated
April 18,1994<3>
Chilton International (BVI) Ltd.                      62,500      62,500
Chilton Investment Partners, L.P                      62,500      62,500
M.B. Walker Joint Trustee Walker & Walker             25,000      25,000
Limited Money Purchase Pension Plan dated
6/30/70
Westminster Capital, Inc.                             50,000      50,000
David P. Pfeil                                        50,000      50,000
Norton Herrick                                       315,000 <7> 315,000 <7>
Michael Herrick                                       20,000 <8>  20,000 <8>
Howard Herrick                                        20,000 <8>  20,000 <8>
Evan Herrick                                          20,000 <8>  20,000 <8>
Michael Cantor                                        12,500      12,500
Gary Benson                                           62,500      62,500
Ledger Domain Partners                                25,000      25,000
Richard M. Wexler                                      6,250       6,250
Daniel T. McFadden                                    12,500      12,500
Argossy Limited                                       25,000      25,000
James de P. Todd                                       6,250       6,250
Celine B. Shea                                        25,000      25,000
Everest Capital Fund LP                               75,000      75,000
Everest Capital International Ltd.                   175,000     175,000
Victor Drai & Loryn Laughlin-Drai                      6,250       6,250
Brian Levenberg                                        3,124       3,124
Victor & Elyse Reichenstein                            6,250       6,250
Roderick MacAlpine                                    25,000      25,000
Beale H. Ong Pension Plan & Trust                     12,500      12,500
Global Asset Allocation Consultants                   12,500      12,500
Robert E. Pumphrey Jr. MD PSP                         12,500      12,500
Kinston Pathology PA P/S/P                            12,500      12,500
Combermere Corp. PSP                                  25,000      25,000
River Investments & Holdings Inc.                     12,500      12,500
James V. Lyons, MD SEP/IRA                            12,500      12,500
The Jaquar Investment Group                           12,500      12,500
Gerard Romain TTEE Profit Sharing Money Purchase Plan  6,250       6,250
Jeanne Viner Bell                                      6,250       6,250
John P. Sisson                                         6,250       6,250
Greg T. Buckholtz                                     12,500      12,500
James M. Schultz                                      12,500      12,500
Karen V. Fawcett and Victor M. Krame                   6,250       6,250
Daniel Drimmer                                         6,250       6,250
Eugene Wood, MD Sep. IRA                               6,250       6,250
Dr. James Thomas Sr. IRA                              37,500      37,500
Ari Meyers                                             6,250       6,250
James Whiteside                                       12,500      12,500
Southern Medical Association PA                       12,500      12,500
Law Offices of Frederick C. Parsons III Profit        12,500      12,500
Sharing Plan
Barnabe Palomares MD IRA                              12,500      12,500
Elba Palomares IRA                                    12,500      12,500
James C. Hughes, III, MD TTEE PS TR                   12,500      12,500
Robert J. Gay MD SEP/IRA                               6,250       6,250
George Schimenti                                       9,376       9,376
Jonathan Axelrod                                      12,500 <2>  12,500 <2>
Kenneth Berg                                           6,250 <2>   6,250 <2>
Irving Decter                                          6,250 <2>   6,250 <2>
Isaac R. Dweck                                         6,250 <2>   6,250 <2>
Jerry Finkelstein                                     12,500 <2>  12,500 <2>
Larry Gordon                                          12,500 <2>  12,500 <2>
Jeffrey S. Gutfreund                                   6,250 <2>   6,250 <2>
Gabriel Kaplan                                         6,250 <2>   6,250 <2>
Raj Kandia, M.D., a medical corporation,               6,250 <2>   6,250 <2>
Target Benefit Plan Trust
Joel D. Preblod                                       12,500 <2>  12,500 <2>
Leonard M. Schiller                                    6,250 <2>   6,250 <2>
Suzanne Schiller                                       6,250 <2>   6,250 <2>
Stanley Schneider                                      6,250 <2>   6,250 <2>
Kenneth Smalheiser                                     6,250 <2>   6,250 <2>
Mark L. Saginor                                        6,250 <2>   6,250 <2>
Barbara Stone                                          6,250 <2>   6,250 <2>
Target Capital Corp.                                  12,500 <2>  12,500 <2>
John E. Tate                                           6,250 <2>   6,250 <2>
Morris Wolfson                                         6,250 <2>   6,250 <2>
Whale Securities Co., L.P.                           190,000 <5> 190,000 <5>
Joseph Stevens & Company, L.P.                        95,000 <6>  95,000 <6>
                                                                --------
Total Offered <4>:                                             2,335,000

     <1> Except as otherwise indicated by Note (2), Note (3), Note
(5) or Note (6), 50% of the common stock included herein represents common stock issuable by us upon exercise of warrants to purchase shares of common stock, which warrants are exercisable after September 14, 1996. Such warrants were issued as part of our private placement commenced in November 1995 and completed in January 1996.

     <2> Represents common stock issuable by us upon exercise of warrants to purchase shares of common stock, which warrants are currently exercisable. Such warrants were issued as part of our 1994 private placement.

     <3> Includes 12,500 shares of common stock issuable upon
exercise of warrants to purchase shares of common stock, which warrants are exercisable after September 14, 1996. Such warrants were issued as part of our private placement commenced in December 1995 and completed in January 1996. After the completion of this offering, assuming the sale by Mr. Sheldon of all of the shares of common stock registered for him as part of the registration statement of which this prospectus is a part, Mr. Sheldon will beneficially own 611,913 shares of common stock or approximately 11.5% of the outstanding shares of common stock.

     <4> Except for Sidney Sheldon (see Note (3)), all selling
shareholders own less than 1% of the outstanding shares of common stock after completion of the offering, assuming the sale of all of the shares of common stock registered as part of the registration statement of which this prospectus is a part.

     <5> Represents warrants to purchase 7.6 units, each unit
consisting of the right to acquire 12,500 shares of common stock and 12,500 warrants, each of which entitles the holder thereof to purchase one share of common stock, issued as part of our private placement commencing in November 1995 and completed in January 1996.

     <6> Represents warrants to purchase shares of common stock issued as part of our 1994 private placement.

     <7> Represents 187,500 shares of common stock and 127,500
shares of common stock issuable by us upon the exercise of warrants issued as part of our private placement commenced in November 1995 and completed in January 1996.

     <8> Represents 20,000 shares of common stock issuable by us upon the exercise of warrants issued as part of our private placement commenced in November 1995 and completed in January
1996.

                      PLAN OF DISTRIBUTION

     The distribution of the shares by the selling shareholders is not subject to any underwriting agreement. The selling shareholders may sell the shares offered hereby from time to time:

       *    in transactions in the over-the-counter market,

       *    in negotiated transactions,

       *    or a combination of such methods of sale or otherwise,

       *    at fixed prices which may be changed,

       *    at market prices prevailing at the time of sale,

       *    at prices related to prevailing market prices or

       *    at negotiated prices.

     The selling shareholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of the customary commissions). The selling shareholders and any broker-dealers that participate with the selling shareholders in the distribution of the shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of the shares commissioned by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders will pay any transaction costs associated with effecting any sales that occur.

     If any selling shareholder sells his, her or its shares, pursuant to this prospectus at a fixed price or at a negotiated price which is, in either case, other than the prevailing market price or in a block transaction to a purchaser who resells, or if any selling shareholder pays compensation to a broker-dealer that is other than the usual and customary discounts, concessions or commissions, or if there are any arrangements either individually or in the aggregate that would constitute a distribution of the shares, a post-effective amendment to the registration statement of which this prospectus is a part would need to be filed and declared effective by the Commission before such selling shareholder could make such sale, pay such compensation or make such a distribution. We are under no obligation to file a post-effective amendment to the registration statement of which this prospectus is a part under such circumstances.

     The selling shareholders are not restricted as to the price or prices at which they may sell their shares. Sales of such shares may have an adverse effect on the market price of our common stock. Moreover, the selling shareholders are not restricted as to the number of shares that may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time which may also have an adverse effect on the market price of our common stock.

                    DESCRIPTION OF SECURITIES

     The following description of our securities is not complete and is qualified in all respects by the provisions of our Articles of Incorporation and Restated Bylaws. Copies of our Articles of Incorporation and Restated Bylaws have been attached as exhibits to the documents incorporated herein by reference and reference is made to such exhibits for a detailed description of the provisions of the Articles of Incorporation and Restated Bylaws summarized below.

General

     Our authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share and 2,000,000 shares of preferred stock, $.01 par value per share, of which 214,113 shares have been designated as Series A Preferred Stock, 5,000 shares have been designated as Series B Preferred Stock, 5,000 shares have been designated as Series C Preferred Stock, 400,000 shares have been designated as Series D Preferred Stock and 1,500 shares have been designated as Series E Preferred Stock.
As of February 1, 2000, there were outstanding 21,612,058 shares of common stock and 220,033 shares of preferred stock. The following is a brief description of the common stock.

Common Stock

     Each share of common stock entitles the holder thereof to vote on all matters submitted to the shareholders; in electing directors, however, each shareholder is entitled to cumulate votes for any candidate if, prior to the voting, such candidate's name has been placed in nomination and any shareholder has given notice of an intention to cumulate votes. The common stock is not subject to redemption or to liability for further calls. Holders of common stock will be entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefor and to share pro rata in any distribution to shareholders. The shareholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued common stock are issuable by our Board without any further shareholder approval.

Transfer Agent and Registrar

     The Transfer Agent for the common stock is U.S. Stock
Transfer Corporation, Glendale, California.

                             EXPERTS

     Our consolidated financial statements as of and for the year ended December 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

               WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC Filings from SEC's Website at http://www.sec.gov.

              INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make prior to the termination of the offering with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998;

     2. Our Amendment to Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 1998 filed April 28, 1999;

     3. Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1999;

     4. Our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 1999;

     5. Our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1999;

     6.   Our Current Report on Form 8-K filed May 27, 1999;

     7.   Our Current Report on Form 8-K filed October 1, 1999;

     8.   Our Information Statement on Schedule 14C filed June 8,
          1999;

     9.   Our Proxy Statement on Schedule 14A filed November 19, 1999;
          and

    10. The description of our common stock contained in our Registration Statement on Form 8-A, filed on October 14, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                          NewStar Media
                     8955 Beverly Boulevard
                  Los Angeles, California 90048
                          (310)786-1600

                       NEWSTAR MEDIA INC.

                        2,335,000 SHARES
                          COMMON STOCK

                           PROSPECTUS

                          March 9, 2000




                        TABLE OF CONTENTS


Prospectus Summary                                             2
Risk Factors                                                   3
Use of Proceeds                                               10
Selling Shareholders                                          10
Plan of Distribution                                          15
Description of Securities                                     15
Where you can find more information                           16
Information Incorporated by Reference                         16


You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The common stock is not being offered in any jurisdiction where the offer is not permitted.
You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.